On May 17, 2004, Mr. Ferrer entered into a forward sale agreement (the "Forward Agreement") relating to 35,000 shares (the "Base Amount") of Common Stock. In connection with the Forward Agreement, the counterparty sold 35,000 shares of Common Stock into the public market in accordance with paragraphs (f) and (g) of Rule 144 under the Securities Act of 1933, as amended, at an average price of $42.50 per share. The Forward Agreement provides that three business days after May 17, 2006, Mr. Ferrer will deliver a number of shares of Common Stock (or, at the election fo Mr. Ferrer, the cash equivalent of such shares) based on the following:

(a) if the closing price of the Common Stock on May 17, 2006 (the "Final Price") is less than $42.50 per share, Mr. Ferrer will deliver 35,000 shares;

(b) if the Final Price is equal to or greater than $42.50 per share (the "Floor Price") but less than or equal to $51.00 per share (the "Cap Price"), Mr. Ferrer will deliver a number of shares equal to Floor Price/Final Price x 35,000;

(c) If the Final Price is greater than the Cap Price, Mr. Ferrer will deliver a number of shares equal to Floor Price + (Final Price - Cap Price)/Final Price x 35,000.

In consideration therefore, Carlos Ferrer has received a price of $1,323,812.70.

Mr. Ferrer entered into the Forward Agreement as part of a diversification plan. Mr. Ferrer submits that this plan does not in any way reflect on his confidence in the future growth of the Issuer. Mr. Ferrer opted for this transaction over a direct sale because he is optimistic about the opportunity for the Issuer and wants to maintain the maximum amount of exposure while still achieving a prudent amount of liquidity.